

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2019

Saar Koursh
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
Yehud 5621617
Israel

      Re: Magal Security Systems Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2017
          Filed March 28, 2018
          File No. 000-21388

Dear Mr. Koursh:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Telecommunications